SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of December, 2003
                                          --------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN
                                ----------------------------------
                                SHARES
                                ------


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AMVESCAP PLC
IMMEDIATE RELEASE  10 DECEMBER 2003
CONTACT: ANGELA TULLY  TEL: 020 7065 3652


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company AMVESCAP PLC

2) Name of shareholder having a major interest

                           AIC LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF HOLDINGS OF AIC LIMITED AGGREGATED WITH HOLDINGS OF MUTUAL FUNDS MANAGED BY AIC LIMITED.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

                           -

5)        Number of shares/amount of stock acquired       -

6)        Percentage of issued class                      -%

7)        Number of shares/amount of stock disposed       NOT DISCLOSED

8)        Percentage of issued class                      -%

9)        Class of security                               ORDINARY SHARES

10)       Date of transaction                             NOT DISCLOSED

11)       Date company informed                           9 DECEMBER 2003

12)       Total holding following this notification       19,693,025

13)       Total percentage holding of issued class following this
          notification                                    2.46%

14)       Any additional information                      See Attachment A

15)       Name of contact and telephone number for queries

          ANGELA TULLY
          TEL: 020 7065 3652




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16)       Name and signature of authorised company official responsible for making this notification

               A. TULLY AMVESCAP PLC
               ASSISTANT COMPANY SECRETARY

          Date of Notification       10 DECEMBER 2003




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                                  ATTACHMENT A


AIC Limited ("AIC") is a corporation incorporated under the laws of Ontario, Canada. AIC's wholly owned subsidiary AIC Investment Services Inc. ("AISI") is the portfolio manager of certain accounts (including the Funds as defined below) and AIC is the manager and trustee of certain mutual funds in Ontario (collectively the "Funds") which are owners of record of the securities of Amvescap PLC ("Amvescap"). AISI is qualified to act as an investment adviser to the Funds in Ontario, Canada pursuant to a registration under the Securities Act Ontario. AIC as trustee of the Funds, shares with the Funds the power to direct the voting and disposition of the shares of Amvescap held by the Funds. Michael Lee-Chin holds indirectly through his sole ownership of Portland Holdings Inc. approximately 91% of the voting equity securities of AIC and consequently he may be deemed to beneficially own the shares of AMVESCAP held by AIC, by AIC as Trustee of the Funds and by the Funds, although he disclaims beneficial ownership of such holding. Mr. Lee-Chin is a citizen and resident of Canada.


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 10 December, 2003                   By   /s/  ANGELA TULLY
     -----------------                       --------------------------
                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary